FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For January 24, 2007
Commission File Number 0- 50822

    NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No    X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (‘‘Northwestern’’) (TSXV: NWT; OTCBB: NWTMF) is pleased to announce that additional drilling will commence at its Waterbury uranium project, located in Saskatchewan’s prolific Athabasca Basin, at the end of the month. The initial focus of drilling will be on further testing of a conductor target on claim S107967. Ground geophysics surveys are also scheduled.

‘‘Management is excited to be advancing our Waterbury uranium project as early findings indicate that it has potential to host significant uranium mineralization,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘Our drill program will focus on geophysical conductor targets, which are geologically associated with uranium mineralization. It is also important to note that last year’s drilling identified radioactivity in the Athabasca sandstone above the conductor. Northwestern expects that this 2007 drilling, as well as concurrent geophysics, will help to further delineate potentially significant areas of uranium alteration.’’

The first series of drill holes will target a conductor on claim S107967, which revealed indications of uranium mineralization in 2006 drilling, as described in a press release dated June 5, 2006. One of the earlier drill holes intersected a main conductive target, and encountered faulting, strong clay alteration and anomalous uranium mineralization.

Drilling on a second target area, to test the electromagnetic conductors underlying Waterbury Lake (claim S107965), is being scheduled following further geophysics and improved ice conditions.

Ground geophysical surveys will be carried out on claims S107965 and S107999. The survey on S107965 is expected to define the conductive features identified in earlier VTEM surveys. These VTEM surveys were completed in phase one exploration and are discussed in a press release dated March 31, 2006. Geophysics on S107999 will map the conductor traced from the GEOTEM survey, which was completed in January 2006 and discussed in a press release dated January 27, 2006.

Northwestern signed a Formal Option Agreement with CanAlaska Ventures Inc. to acquire up to 75% interest in the Waterbury Project on November 15, 2005. The nine non-contiguous claims total 30,683 acres (12,417 hectares) and are favorably located in close proximity to several of the world’s largest uranium mines.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: January 24, 2007